

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

VIA U.S. MAIL

Brenda Webb
Acting Interim CEO/President
International Paintball Association, Inc.
2600 E. Southlake Boulevard, Suite 120-366
Southlake, TX 76092

Re: International Paintball Association, Inc.
Amendment No. 4 to the Registration Statement on Form 10
Filed January 21, 2011
File No. 000-53464

Dear Ms. Webb:

We have reviewed your responses to our letter dated July 2, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1. We note your response to prior comment 5 and reissue in part. Please disclose in the second paragraph on page 4 that you are in default on $478,500 of notes payable and, if true, that you have not made arrangements to remedy the default and that noteholders could enforce their rights at any time.

2. We note your aspirations with regards to your proposed lines of business. Please revise the Business section to include the estimated costs and timeframes for each proposed business objective. For example, provide the estimated costs and timeframes for you to be able to sell and market your products, produce a website and host paintball tournaments.

League-based sanctioning body, page 6

3. We note disclosure on page 7 which states that you have established the IPA Uniform Rules of Paintball Tournament Play based on other existing paintball association rules. Please briefly disclose the differences between the rules and explain why participants will require an additional set of rules.

Competition, page 12

4. We note new disclosure that certain competitors offer insurance to parks and tournaments. Please advise what consideration you gave to inclusion of a risk factor addressing the risks to you from liability claims and your decision to acquire or not to acquire liability insurance. As applicable, revise the Risk Factor section to disclose such risks.

Item 1A. Risk Factors, page 13

5. Please delete "prospectus" from the introductory paragraph as this is not an offering document.

We Are A Development Stage Business Which is Highly Risky, page 13

6. Please revise the risk factor to clarify that while you have been organized since 2004, you have limited operations to date and have not generated any revenues.

We Are A Public Company, page 14

7. Revise to disclose the approximate annual expenses of being a public reporting company.

Liquidity and Capital Resources, page 28

8. We note your disclosure that from December 30, 2009 to September 30, 2010 there has been an approximate 35% increase in current liabilities due to increases in amounts owed to a related party for working capital. Revise to disclose the name of the related party and reconcile such disclosure with the disclosure on page 27 regarding your related transactions.

Exhibit 10.3

9. Please provide us with executed versions of the promissory notes and confirm that no extensions have been entered into.

10. It appears from this exhibit that you issued common shares to noteholders in connection with these notes. Please advise why you have not disclosed this share issuance in the

recent unregistered sales of securities section or confirm that the shares have not been issued.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile (561) 362-9612
       James M. Schneider
       Schneider Weinberger & Beilly LLP